DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300
September 30, 2021
VIA EDGAR CORRESPONDENCE
Valerie J. Lithotomos, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Brown Advisory Funds
    File Nos. 333-181202 and 811-22708
Dear Ms. Lithotomos:
On behalf of Brown Advisory Funds (the “Trust”), I wish to respond to the comments that you recently provided to me via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A of the Trust that was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 relating to a proposed new series of the Trust, the Brown Advisory Sustainable Small-Cap Core Fund (the “Fund”), which will be advised by Brown Advisory LLC, the investment adviser to the Trust (the “Adviser” or “Brown Advisory”). The proposed responses on behalf of the Trust to each of your comments are set forth below.
1.Comment: Prospectus Cover Page – Share Classes Offered: On the Cover Page of the Prospectus it is disclosed that the Advisor Shares of the Fund are not being made available for purchase when the Fund commences investment operations. Please confirm supplementally the reason why the Advisor Shares are not being offered at the commencement of operations of the Fund.
Response: This will confirm that Brown Advisory has determined that it would be advisable to commence operations of the Fund by initially offering only the Institutional Shares and the Investor Shares based upon the Adviser’s assessment that shareholder interest will be strongest in each of these two initially offered classes of shares. The Adviser may elect to commence the offering of Advisor Shares when sufficient shareholder interest in that particular share class has been confirmed.
2.Comment: Pages 1-2 – Fees and Expenses - Fee Table and Expense Example: In the Fee Table it is noted that the Fund will be subject to the terms of an Expense Limitation Agreement that is initially effective through the period ending October 31, 2022. Please confirm supplementally that in the Expense Example, the effect of the Expense Limitation Agreement is only reflected for the initial contractual term of this Agreement.
Response: This will confirm that the effect of the Expense Limitation Agreement is only reflected in the Expense Example for its initial period ending October 31, 2022 and it is not reflected for any longer period of time.
3.Comment: Page 2 – Principal Investment Strategies: The Fund’s “Principal Investment Strategies” disclosure states that the Fund will be investing in securities that satisfy the Fund’s “Environmental, Social and Governance (“ESG”)” criteria. Please consider adding additional disclosure indicating the manner in which the Adviser takes into consideration such ESG criteria when voting proxies on behalf of the Fund with respect to the Fund’s portfolio securities, or otherwise indicate why such disclosure is not required to be provided.
Response: Additional disclosure has been added consistent with the comment.
4.Comment: Page 3 – Principal Investment Strategies: The Fund’s “Principal Investment Strategies” disclosure states that in connection with making investments consistent with the Fund’s ESG criteria, the Adviser relies upon certain types of information and data that is provided by third party vendor sources. Please consider adding additional disclosure providing examples of the types of information and materials that are received from such third party vendors, or otherwise indicate why such disclosure is not required to be provided.
Response: Additional disclosure has been added consistent with the comment.
5.Comment: Pages 3-5 – Principal Investment Risks: Please re-order the principal risks of the Fund in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Trust believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time based on a variety of economic, market and other factors. Therefore, the Trust believes that re-ordering its current risk disclosure to emphasize certain risks over others could potentially be misleading to investors. Accordingly, no changes have been made in response to this comment.
6.Comment: Pages 3-5 – Principal Investment Risks: The Fund has disclosed the risks related to “Cybersecurity Risk” and “Pandemic Risk” only in the Statement of Additional Information (the “SAI”) and not in the Prospectus. Please consider adding additional disclosure with respect to these particular risks to the Prospectus, as applicable.
Response: The Trust has determined that these particular risks are appropriately disclosed in the SAI.
7.Comment: Pages 5 and 13 – Principal Investment Risks: The Fund’s “Principal Investment Risks” section of the Prospectus on Page 5 notes that among the Fund’s principal investment risks is “Smaller Company Risk” while the disclosure on Page 13 refers to “Smaller and Medium Capitalization Company Risk”. Because the Fund invests primarily in small-cap companies, please explain supplementally why there is disclosure with respect to “medium capitalization companies” or otherwise remove the disclosure with respect to the risks of investing in medium capitalization companies.
Response: The disclosure with respect to the risks of investing in medium sized companies has been removed.
8.Comment: Page 17 – Prior Performance of the Adviser’s Comparable Accounts: The disclosure states that “the performance of the Composite was calculated in compliance with the Global Investment Performance Standards (GIPS®) maintained by the CFA Institute. This performance calculation method differs from the SEC performance standards applicable to registered investment companies, such as the Fund. Investors should be aware that the use of a methodology different from that used to calculate the performance of the Fund could result in differing performance data”. Please supplementally confirm that the performance figures for the Composite shown in the “Annual Total Returns” performance table are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.

Response: The Trust confirms that the performance figures for the Composite are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.
9.Comment: Page 17 – Prior Performance of the Adviser’s Comparable Accounts: Please supplementally confirm that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance shown in the “Prior Performance of the Adviser’s Comparable Accounts” section of the Prospectus are maintained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
Response: The Trust confirms that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance are maintained in accordance with Rule 204-2(a)(16) under the Advisers Act.
10.Comment: General Compliance Comment – Compliance with the FAST Act: Please confirm supplementally that the Trust has complied with the applicable requirements of the FAST Act which provides for the use of hyperlinks to documents that have been incorporated by reference into the filing.
Response: This will confirm that the Trust has complied with the FAST Act with respect to the filing.
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I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Monica Patel at (202) 261-3498 with any questions or comments you may have regarding the foregoing.
Very truly yours,
/s/ Patrick W.D. Turley